

Exhibit 99.1

RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS

The consolidated financial statements are prepared in accordance with U.S. GAAP, which differ in certain respects from International Financial Reporting Standards ("IFRS"). The effects of material differences between the consolidated financial statements of the Group prepared under U.S. GAAP and IFRS are as follows:

Reconciliation of consolidated statements of income/(loss) and comprehensive income/(loss)

	For the year ended December 31, 2022							
				IFRS adjustments				
				RMB (in millions)				
	Amounts as reported under U.S. GAAP	Share-based compensation (Note (i))	Leases (Note (ii))	Equity securities without readily determinable fair values (Note (iii))	Available-for-sale debt investments (Note (iv))	Equity method investments (Note (v))	Issuance Cost (Note (vi))	Software (Note (vii))	Amounts under IFRS
Cost of revenues	(4,513)	—	15	—	—	—	—	—	(4,498)
Product development	(8,341)	55	—	—	—	—	—	—	(8,286)
Sales and marketing	(4,250)	10	—	—	—	—	—	—	(4,240)
General and administrative	(2,847)	49	(3)	—	—	—	—	—	(2,801)
Income from operations	88	114	12	—	—	—	—	—	214
Interest expense	(1,514)	—	(39)	—	—	—	—	—	(1,553)
Fair value changes on investments measured at fair value through profit or loss	—	—	—	(33)	(962)	—	—	—	(995)
Othe income	2,015	—	—	41	906	—	—	—	2,962
Income/(loss) before income tax expense and equity in loss of affiliates	2,635	114	(27)	8	(56)	—	—	—	2,674
Income tax expense	(682)	—	—	4	(32)	—	—	—	(710)
Equity in loss of affiliates	(586)	—	—	—	—	(1)	—	—	(587)
Net Income/(loss)	1,367	114	(27)	12	(88)	(1)	—	—	1,377
Other comprehensive Income	—	—	—	4	54	—	—	—	58
Total comprehensive income/(loss)	1,367	114	(27)	16	(34)	(1)	—	—	1,435

	Amounts as reported under U.S. GAAP	Share-based compensation (Note (i))	Leases (Note (ii))	Equity securities without readily determinable fair values (Note (iii))	Available-for-sale debt investments (Note (iv))	Equity method investments (Note (v))	Issuance Cost (Note (vi))	Software (Note (vii))	Amounts under IFRS
Cost of revenues	(4,598)	—	7	—	—	—	—	—	(4,591)
Product development	(8,992)	(98)	—	—	—	—	—	—	(9,090)
Sales and marketing	(4,922)	(18)	—	—	—	—	—	—	(4,940)
General and administrative	(2,922)	(89)	(3)	—	—	—	(40)	—	(3,054)
(Loss)/income from operations	(1,411)	(205)	4	—	—	—	(40)	—	(1,652)
Interest expense	(1,565)	—	(39)	—	—	—	—	—	(1,604)
Fair value changes on investments measured at fair value through profit or loss	—	—	—	46	(61)	—	—	—	(15)
Other income	373	—	—	16	—	—	—	—	389
(Loss)/income before income tax expense and equity in income/(loss) of affiliates	(471)	(205)	(35)	62	(61)	—	(40)	—	(750)
Income tax expense	(270)	—	—	(2)	—	—	—	—	(272)
Equity in income/(loss) of affiliates	96	—	—	—	—	(112)	—	—	(16)
Net (loss)/income	(645)	(205)	(35)	60	(61)	(112)	(40)	—	(1,038)
Other comprehensive (loss)/income	—	—	—	(4)	(4)	110	—	—	102
Total comprehensive (loss)/income	(645)	(205)	(35)	56	(65)	(2)	(40)	—	(936)

For the year ended December 31, 2021

IFRS adjustments

RMB (in millions)

	For the year ended December 31, 2020							
				IFRS adjustments				
				RMB (in millions)				
	Amounts as reported under U.S. GAAP	Share-based compensation (Note (i))	Leases (Note (ii))	Equity securities without readily determinable fair values (Note (iii))	Available-for-sale debt investments (Note (iv))	Equity method investments (Note (v))	Issuance Cost (Note (vi))	Software (Note (vii))	Amounts under IFRS
Cost of revenues	(4,031)	—	—	—	—	—	—	—	(4,031)
Product development	(7,667)	(112)	—	—	—	—	—	—	(7,779)
Sales and marketing	(4,405)	(21)	—	—	—	—	—	—	(4,426)
General and administrative	(3,636)	(101)	15	—	—	—	—	—	(3,722)
(Loss)/income from operations	(1,423)	(234)	15	—	—	—	—	—	(1,642)
Interest expense	(1,716)	—	(24)	—	—	—	—	—	(1,740)
Fair value changes on investments measured at fair value through profit or loss	—	—	—	4	(153)	—	—	—	(149)
Other (expense)/income	(273)	—	2	35	—	—	—	—	(236)
(Loss)/income before income tax expense and equity in (loss)/income of affiliates	(1,225)	(234)	(7)	39	(153)	—	—	—	(1,580)
Income tax expense	(355)	—	—	(11)	21	—	—	—	(345)
Equity in (loss)/income of affiliates	(1,689)	—	—	—	—	3	—	—	(1,686)
Net (loss)/income	(3,269)	(234)	(7)	28	(132)	3	—	—	(3,611)
Other comprehensive loss	—	—	—	(1)	(9)	(7)	—	—	(17)
Total comprehensive (loss)/income	(3,269)	(234)	(7)	27	(141)	(4)	—	—	(3,628)

Reconciliation of consolidated balance sheets

	As of December 31, 2022							
		IFRS adjustments						
		RMB (in millions)						
	Amounts as reported under U.S. GAAP	Share-based compensation (Note (i))	Leases (Note (ii))	Equity securities without readily determinable fair values (Note (iii))	Available-for-sale debt investments (Note (iv))	Equity method investments (Note (v))	Issuance Cost (Note (vi))	Software (Note (vii))	Amounts under IFRS
Land use rights	83	—	(83)	—	—	—	—	—	—
Property, equipment and software	5,204	—	—	—	—	—	—	(140)	5,064
Investments	50,177	—	—	(550)	(2,602)	(8)	—	—	47,017
Investments measured at fair value through profit or loss	—	—	—	657	2,059	—	—	—	2,716
Intangible assets	12,742	—	—	—	—	—	—	140	12,882
Right-of-use assets	819	—	(9)	—	—	—	—	—	810
Deferred tax assets	1,324	—	—	—	—	—	—	—	1,324
Total assets	191,691	—	(92)	107	(543)	(8)	—	—	191,155
Deferred tax liabilities	3,487	—	—	9	—	—	—	—	3,496
Total liabilities	78,672	—	—	9	—	—	—	—	78,681
Additional paid-in Capital	95,196	1,209	—	—	—	—	40	—	96,445
Accumulated other comprehensive loss	(1,768)	—	—	(1)	(139)	102	—	—	(1,806)
Retained earnings	20,135	(1,209)	(92)	99	(404)	(110)	(40)	—	18,379
Total shareholders' equity	113,019	—	(92)	98	(543)	(8)	—	—	112,474

	Amounts as reported under U.S. GAAP	Share-based compensation (Note (i))	Leases (Note (ii))	Equity securities without readily determinable fair values (Note (iii))	Available-for-sale debt investments (Note (iv))	Equity method investments (Note (v))	Issuance Cost (Note (vi))	Software (Note (vii))	Amounts under IFRS
As of December 31, 2021									
IFRS adjustments									
RMB (in millions)									
Land use rights	86	—	(86)	—	—	—	—	—	—
Property, equipment and software	5,534	—	—	—	—	—	—	(149)	5,385
Investments	44,961	—	—	(605)	(3,354)	(7)	—	—	40,995
Investments measured at fair value through profit or loss	—	—	—	700	2,845	—	—	—	3,545
Intangible assets	12,960	—	—	—	—	—	—	149	13,109
Right-of-use assets	777	—	21	—	—	—	—	—	798
Deferred tax assets	1,684	—	—	—	—	—	—	—	1,684
Total assets	191,859	—	(65)	95	(509)	(7)	—	—	191,373
Deferred tax liabilities	3,527	—	—	13	—	—	—	—	3,540
Total liabilities	81,403	—	—	13	—	—	—	—	81,416
Additional paid-in capital	93,829	1,323	—	—	—	—	40	—	95,192
Accumulated other comprehensive loss	(1,604)	—	—	(5)	(193)	102	—	—	(1,700)
Retained earnings	18,823	(1,323)	(65)	87	(316)	(109)	(40)	—	17,057
Total shareholders' equity	110,456	—	(65)	82	(509)	(7)	—	—	109,957

(i)   Share-based compensation

Under U.S. GAAP, the Company has elected to recognize compensation expense using the straight-line method for all employee equity awards granted with graded vesting over the requisite service period.

Under IFRS, the graded vesting method is required to recognize compensation expense for all employee equity awards granted with graded vesting.

(ii)   Leases

Under U.S. GAAP, for operating leases, the amortization of right-of-use assets and the interest expense element of lease liabilities are recorded together as lease expenses, which results in a straight-line recognition effect in the consolidated statements of income/(loss) and comprehensive income/(loss).

Under IFRS, the right-of-use assets are generally depreciated on a straight-line basis while the interest expense related to the lease liabilities are measured under the effective interest method, which results in higher expenses at the beginning of the lease term and lower expenses near the end of the lease term.

(iii)   Equity securities without readily determinable fair values

Under U.S. GAAP, the Company elected to measure an equity security without a readily determinable fair value using a measurement alternative that measures the securities at cost minus impairment, if any, plus or minus changes resulting from qualifying observable price changes.

Under IFRS, the Company measured the investments in equity instruments at fair value through profit or loss (FVTPL). Fair value changes of these investments were recognized in the profit or loss.

(iv)   Available-for-sale debt investments

Under U.S. GAAP, the available-for-sale debt investments classified within Level 3 are valued based on a model utilizing unobservable inputs which require significant management judgment and estimation. We report available-for-sale debt investments at fair value at each balance sheet date with the aggregate unrealized gains and losses, net of tax, reflected in "Accumulated other comprehensive loss" in the consolidated balance sheets.

Under IFRS, since those investments could not meet the definition of the equity instrument from the perspective of issuer, and the contractual cashflow could not pass the Solely Payments of Principal and Interest (the "SPPI") test, thus they should be classified as financial assets measured at fair value through profit or loss.



Additionally, when an investor has other financial interests, like preferred stock, in an associate or a joint venture, that in substance form part of the net investment in the associate or the joint venture, after that the investor's share of equity method losses reduces the basis of its common stock investment to zero, the investor should continue to recognize equity method losses to the extent of, and as an adjustment to, the basis of preferred stock.

At all times, the preferred stock would require a write-up (or write-down) to fair value through income or through OCI under U.S. GAAP, which is not applicable under IFRS.

(v) Equity method investments

Under U.S. GAAP and IFRS, the investor should adjust the results of its associate or joint venture to align the investee's accounting policies with its own policies. The reconciliation items mainly arise from different accounting the associate or joint venture applied under each GAAP.

(vi) Issuance Cost

Under U.S. GAAP, specific incremental issuance costs directly attributable to a proposed or actual offering of securities may be deferred and charged against the gross proceeds of the offering, shown in equity as a deduction from the proceeds.

Under IFRS, such issuance costs apply a different criterion for capitalization when the listing involves both existing shares and a concurrent issuance of our new shares in the capital market, and were allocated to proportionately between our existing and new shares. Costs incurred to list existing shares are not equity transaction costs, which are charged to the income statement.

(vii) Software

Under U.S. GAAP, software is not presented as intangible and so the Company record software in property, equipment and software.

Under IFRS, software is reported under the intangible asset category.

Accordingly, software is reclassified from property, equipment and software to intangible assets.